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                                                                    Exhibit 99.1
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[VIVENDI LOGO]


                     VIVENDI UNIVERSAL REPORTS 2001 RESULTS

PARIS, MARCH 5, 2002 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE:V] today reported financial results for 2001.

                          I -OPERATIONAL RESULTS - 2001

         VIVENDI UNIVERSAL HAS REACHED OR EXCEEDED ALL OF ITS OPERATIONAL TARGETS IN 2001:

-  FOR MEDIA AND COMMUNICATIONS

   Revenues: - 28.115 billion euros, representing 10%(1) pro forma(2)
               revenue growth

   EBITDA:   - 5.036 billion euros, representing 34% pro forma EBITDA growth

   Operating Income of 1.838 billion euros representing 89% pro forma growth

   Operating Free Cash Flow of 2.026 billion euros, AHEAD OF GUIDANCE (1.2 to
   1.5 billion euros) and UP 2 BILLION EUROS over 2000

   Synergies for costs alone reached more than 500 MILLION EUROS CASH SAVINGS, AHEAD OF GUIDANCE, including 293 million euros of EBITDA savings, 114 million euros of CAPEX savings both recognized in 2001 and 173 million euros of treasury savings on a 12 month basis.

-  FOR VIVENDI UNIVERSAL

   Vivendi Universal's global performance (including Vivendi Environnement's results already published) are:

   Revenues of 57.360 billion euros, up 10% on a pro forma basis.

   Operating income of 3.795 billion euros, up 47% on a pro forma basis.

-  DIVIDEND

   Given the excellent operational results, a 1 EURO PER SHARE DIVIDEND will be submitted to the shareholders at the annual meeting.

(1) Excluding Universal Studios Group Filmed Entertainment, in accordance with prior guidance given by the Company.

(2) The pro forma information illustrates the effect of the merger between Vivendi, Seagram and Canal Plus, the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com and the disposition of certain interests in Sithe and France Loisirs, as if these transactions had occurred at the beginning of 2000. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired or disposed businesses in each year presented and include no other adjustments. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2000.
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                            II - GOODWILL ACCOUNTING

In conjunction with the company's move to U.S. GAAP, Vivendi Universal will apply the new rule for the amortization of goodwill (under FAS 142 - Goodwill and Other Intangible Assets) in the first quarter of 2002 under U.S. GAAP. Under French GAAP, VU has applied a similar concept related to goodwill at December 31, 2001, under its current policy, leading to impairment.

UNDER FRENCH GAAP

- This results in a NON-CASH, ONE-TIME CHARGE OF 12.64 BILLION EUROS of amortization of goodwill in certain acquired assets, following the decline in the market in the last two years. This charge will be comprised of:

   -  6 billion euros for Canal+

   -  3.1 billion euros for Music

   - 1.3 billion euros each for Universal Studios Group and international Telecoms properties

   - 0.6 billion euros for Vivendi Environnement and 0.3 billion euros for Internet

- This approximate 13 billion euro non-cash impact on net income will be coupled with a non-recurring financial or goodwill amortization of approximately 1 billion euros and recurring amortization, RESULTING IN A TOTAL CHARGE IN FRENCH GAAP OF 15.7 BILLION EUROS, LEADING TO A NET, NON-CASH LOSS FOR VIVENDI UNIVERSAL OF 13.6 BILLION EUROS IN 2001.

-  THIS IS A NON-CASH CHARGE THAT HAS NO IMPACT ON VALUE.

- As a consequence, the net results in the future will be improved by MUCH LESS LIKELY NON-RECURRING AMORTIZATION AND BY A 340 MILLION EURO-A-YEAR DECREASE OF RECURRING AMORTIZATION for Media & Communication businesses.

- Given that the acquisitions impaired were virtually paid in shares not in cash, THIS NON-CASH CHARGE DOES NOT REPRESENT ANY VALUE DESTRUCTION. Looking at the market consensus value of the company's respective businesses, and despite the number of shares created, THE ASSET VALUE PER SHARE OF VIVENDI UNIVERSAL IS 5 TO 10 EUROS HIGHER THAN THAT OF VIVENDI ON A "STAND-ALONE" BASIS. (Value of the businesses through market consensus divided by the respective number of shares), not integrating the benefits of synergies.

UNDER U.S. GAAP

- The consequences of rule FAS 142 will be taken in the first quarter of 2002. The methodology of calculation, as defined in FAS 142, may lead to a slightly higher impairment. In any case, differences in book value and minority interest, under US GAAP, will mechanically lead to a HIGHER, NON-CASH, FIGURE BY 2.6 BILLION EUROS.

- As a consequence, THE NET RESULTS WILL UNDER US GAAP INCREASE ANNUALLY BY 1.7 BILLION EUROS, REPRESENTING THE ELIMINATION OF THE PERIODIC AMORTIZATION OF GOODWILL.

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                               III - BALANCE SHEET

-  DEBT

   - Debt in FRENCH GAAP was 14.6 BILLION EUROS for the Media and Communications activities as of December 31, 2001.

   -  In U.S. GAAP, it was 19.1 BILLION EUROS at the same time.

   - The Company's 2002 goal is to sustain its current triple-B rating of the group - which under U.S. GAAP, would be EQUAL TO OR LESS THAN THREE TIMES EBITDA, AND TO REACH A 2.5 TIMES EBITDA RATIO BY THE MID-TERM.

-  BALANCE SHEET

   - Attached is a document answering the "10 most often raised" questions relating to accounting. Vivendi Universal's double financial reporting (French and US GAAP) and FULL DISCLOSURE on those items fully demonstrates the Company's TRANSPARENCY AND CONSERVATIVE business practices and, it also addresses concerns in the marketplace today, regarding the existence of hidden risks.

   - The only "SPEs" (Special Purpose Entity ) in Vivendi Universal's financials relate to the previously disclosed BSkyB share sale pursuant to which Vivendi Universal retained both the upside and downside on the shares sold but deconsolidated the shares and related debt for U.S. GAAP purposes, and that of two old real estate transactions which have been 100% provisioned and consolidated in U.S. GAAP. Thus the Company has cut the number of SPEs to a handful from a total of approximately 150 in 1995.

   - There are no CVRs (Contingent Value Right) of any kind or size within Vivendi Universal's portfolio of assets, except the one inherited from Seagram's acquisition of the music publishing company called Rondor. The potential impact of this CVR was taken into account in the acquisition price of Seagram.

   - There are no OFF-BALANCE-SHEET loans that have not been disclosed or any such items that would create accounting benefits. The only financing instrument of that kind had been "Galaxy," which was earmarked for film financing. That was dismantled after the Seagram acquisition, because it was determined that there was no reason to pay "overspreads" for accounting benefits. Vivendi Universal regards cash as "king."


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                                IV - 2002 TARGETS

- After having been the only large media company NOT TO MODIFY ANY OF ITS GUIDANCE FOR THE YEAR 2001, Vivendi Universal reiterates its confidence in the strength of its businesses and their performance and their ability to grow. FOR 2002, no other new guidance will be expressed, apart from the company's full confidence to reach for its Media and Communications businesses:

   - AROUND 10% ORGANIC GROWTH for all Media and Communications businesses in Vivendi Universal as of January 1, 2002.

   - EBITDA OF CLOSE TO 6 BILLION EUROS (PRE-USA NETWORKS AND PRE-STREAM) representing a 20% improvement on 2001 guidance and a 16% improvement on effective pro forma reached in 2001.

   -  OPERATIONS AND MANAGERIAL PRIORITIES FOR 2002 ARE MAINLY:

         - Focus on ORGANIC GROWTH to achieve higher growth than industry in both a slow and recovery environments

         - Focus on NEW REVENUE STREAMS - (both cross content and content to distribution) for which 2002 will be year one of many initiatives. They are all leveraging our ability to sell "way of life" to young people, not only products.

         - Focus on CASH MANAGEMENT - both through traditional management (through receivables, working capital return) and by addressing, on a two-year period basis, two cash-flow drains on the company: Canal+ and the Internet operations.

         - Focus on the integration of VIVENDI UNIVERSAL ENTERTAINMENT (VUE). Thanks to the integration of TV & Films assets in one single entity and thanks to alliances like EchoStar, VUE has now the means to define a PATH OF STRONG INTERNAL GROWTH for the coming years. VUE will report separately from Canal+.

         - Focus on the digital migration of Canal+ subscribers, and INTEGRATION OF THE CANAL+ POSITION IN ITALY AND POLAND in order to optimize cash-flow recovery.

         - Focus on MAJOR CRITERIA FOR EACH OF THE OTHER BUSINESSES INVOLVED IN CONTENT CREATION:

            - MUSIC: except for an expected weak first quarter, the quality of the 2002 slate of releases is expected to result in an increase in market share, and for EBITDA to grow faster than revenue;

            - GAMES: pursue the break-through on consoles and create growth of more than 20%;

            - EDUCATION/TRADE IN PUBLISHING: confirm the excellent results of 2001;

         As IN DISTRIBUTION, focus on:

            - TELECOM: Pursue the growth trend with high margin results successfully achieved in 2001;

            - INTERNET: Maintain the focus on the on-line sale of the Company's key products, and keep on developing on a multi-access approach at the lowest possible cost of capital.

         - Keep MANAGEMENT SHARPLY FOCUSED - by bonus schemes well balanced between operational cash flow, EBITDA and synergy targets. In parallel, keep and develop strong stock-option incentive plans.


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                          V - CHAIRMAN AND CEO COMMENTS

Commenting on the year's results, Chairman and Chief Executive Officer Jean-Marie Messier said:

"I am very pleased with the excellent operating results that have been achieved. These results confirm the strength of Vivendi Universal's businesses across the board despite a very difficult global economic environment.

"Most of our businesses improved market share, EBITDA and free cash flow during this period of global economic slowing. Even more important, those operational performances are showing improvement at every level of our P&L. The good EBITDA to EBIT transformation ratio: 68% of incremental EBITDA translating in incremental EBIT, is a strong and positive sign. The improvement of operational free cash-flow (FCF) at a higher rate than EBITDA indicates the clear focus given in 2001 to cash management. We will continue this effort.

"We grew our creative content in 2001, as our new releases in music, film and publishing were in strong demand, and technology continued to drive exposure of our products to new consumers worldwide.

"Incremental revenue streams will begin to take effect in 2002, as we delivered in 2001, well ahead of target cost synergies and cash savings. And if our cost-cutting focus evidences our respect for near-term shareholder returns, the USA Networks and the EchoStar transactions demonstrate our commitment to long-term value creation.

"The strength of our asset portfolio has been evident in a difficult year, as we did not have a need to issue any profit warnings. Our asset strength and our ability to deliver results will allow us to maintain momentum in 2002, while sharply focusing on operating cash flow, EBITDA growth and synergy targets.

"Based on the improvement of our operational performances, we will present our shareholders the same dividend level as last year - 1 euro per share. But the French "precompte" tax is creating a handicap for the future which will be, hopefully, overcome.

"We stay fully committed to conveying full transparency in our financial results. Vivendi Universal is not only transparent but is the only media and communications company not to change its numbers and targets; it underscores its commitment to accurate, conservative and consistent reporting in every area of its operations.

"Finally, with the momentum we have created, coupled with the fundamentally strong operating results that have been generated by our businesses, our priority for 2002 is internal growth. Our target organic growth for all our Media and Communications businesses for 2002 is approximately 10%. EBITDA is expected to reach about 6 billion euros, not taking into account the USA Networks and Stream transactions.

"Our goal in 2002 is simply to achieve, among our peers, the highest revenues in operational performance growth."


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                  VI - FULL-YEAR 2001 BUSINESS UNIT HIGHLIGHTS

- MUSIC posts pro forma EBITDA of 1.2 billion euros, flat versus 2000, and pro forma revenues of 6.6 billion euros in a weak global market. These results represent the best financial results in the music industry.


- TV & FILM, including Universal Studios Group and CANAL+ Group & Other, records 59% pro forma EBITDA growth to 1.2 billion euros and 8% pro forma revenue growth to 9.5 billion euros on strong theatrical releases and DVD/home video sales.


- PUBLISHING achieves 7% pro forma EBITDA growth to 827 million euros and 5% pro forma revenue growth to 4.7 billion euros on strength in world wide publishing. Education was at 544 million euros representing a 16% growth, of which Houghton Mifflin accounts for 303 million euros representing a 15% growth. Games was at 109 million euros representing a 26% growth.

- TELECOMS reports pro forma EBITDA growth of 49% to 2.5 billion euros and 24% pro forma revenue growth to 8 billion euros, with market share gains achieved in both gross and net new customer additions.


- INTERNET pro forma revenues improve 36%, while holding EBITDA losses essentially flat.

- ENVIRONMENTAL SERVICES reports revenue growth of 11% to 29.1 billion euros and operating income growth of 24% to 2.0 billion euros.


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                           OPERATING UNIT PERFORMANCE

Unless otherwise noted, the financial information included in the following discussion reflects pro forma (comparable) results.

MUSIC

Universal Music Group (UMG) reported stable pro forma revenues of 6.6 billion euros and pro forma EBITDA of 1.2 billion euros in 2001, representing the best financial results in the music industry. The music industry environment was very difficult in 2001, with growth in ANZA (Australia/New Zealand/Africa), France and the UK, more than offset by industry weakness in Latin America and Asia.

UMG increased its worldwide market share in 2001 and remains #1, accounting for nearly 1 out of every 4 albums sold in the world. Best selling albums of the year included those by Shaggy, Enrique Iglesias, Nelly Furtado, Limp Bizkit and Andrea Bocelli, and the soundtracks of O Brother Where Art Thou and Moulin Rouge. In a climate that saw fewer albums reach the 5 million unit mark than the year before, UMG's Top 10 selling albums sold 35% fewer units than the Top 10 the year before. Nevertheless, overall unit sales declined by only 1% reflecting the strength of UMG's catalog and local repertoire. Gabrielle, S Club 7 and Hear 'Say from the U.K., Rammstein and No Angels from Germany, L5 from France and Masaharu Fukuyama from Japan all sold in excess of 1 million units.

The UMG family of labels recently won 32 Grammy Awards, including Record of the Year (U2's "Walk On") and Album of the Year ("O Brother, Where Art Thou?" soundtrack).

UMG's release schedule for 2002 includes albums from Shania Twain, U2, Bon Jovi, Limp Bizkit, Nelly, Eminem, Sting, Shaggy and Dr. Dre.

Vivendi Universal expects UMG's releases and financial results for 2002 to be more heavily weighted toward the second half of the year than was the case for 2001.

TV & FILM

Vivendi Universal's TV & Film business, including Universal Studios Group and CANAL+ Group & Other, reported excellent results again in 2001, achieving 59% pro forma EBITDA growth to 1.2 billion euros on 8% pro forma revenue growth to
9.5 billion euros.

In the U.S., Universal finished the year with $955 million in box office receipts, placing it second among all studios with 11.75% of the domestic market share. Internationally, Universal was the first studio of the year to exceed $1 billion at the box office, finishing the year with $1.06 billion, ranking second among all studios with 16.3% of the international market share.

Universal Pictures has received a total of ten Academy Award(R) nominations, including eight for A Beautiful Mind, opening in the US on the January 4, 2002 and one each for Mulholland Drive, a co-production with Films Alain Sarde/ StudioCanal, and Bridget Jones's Diary. There are a total of eight Academy Award(R) nominations for USA Films, with the film The Man Who Wasn't There earning one and Gosford Park earning seven.


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In 2001, Universal Studios Home Video (USHV) had the largest fourth quarter in the history of the video business, generating a record-setting $1 billion in revenue on just five of its new releases: The Mummy Returns, Shrek, Dr. Seuss' How The Grinch Stole Christmas, The Land Before Time: The Big Freeze and Jurassic Park III. The five titles sold more than 60 million units, including more than 20 million units solely on DVD.

Despite weakness since September 11th, Universal Studios Group's recreation business reported 7% pro forma revenue growth and 11% pro forma EBITDA growth during 2001. Universal Studios Japan, which had a record-breaking opening in March 2001, ended the year with 9 million visitors, well ahead of expectations.

In December 2001, Vivendi Universal announced the acquisition of the entertainment assets of USA Networks for $10.3 billion and the investment of $1.5 billion in EchoStar Communications Corporation in order to bolster its television production and U.S. distribution capabilities. The new entity, to be called Vivendi Universal Entertainment (VUE) combines Universal Studios Group with USA Networks' (USAI) entertainment assets.

AT CANAL+ GROUP & OTHER, revenues increased 13% to 4.6 billion euros, and EBITDA grew 8% to 571 million euros. These improved results are primarily due to the strong performance of StudioCanal, CanalSatellite and the continued development of digital television distribution platforms. During the year, the total number of individual digital subscribers increased by 18% to 6.1 million subscribers. The total number of subscriptions increased 4% to 15.9 million.

New free-to-air shows, including Burger Quiz, En Aparte and + Clair, introduced at the start of the 2002 TV season on the group's flagship CANAL+ premium channel in France, helped boost audience (+30% to +40%) compared with last year.

Canal+ Group restructured its pay-TV activities in 2001 to create the conditions for commercially-viable digital television distribution platforms in Europe and to improve the competitive position of its channels. In Poland, as a result of an agreement concluded in August with UPC, the merger of the country's two digital platforms resulted in a stronger and more attractive offer. In Italy, pending approval by the local regulatory authorities, Vivendi Universal and Canal+ Group agreed with News Corporation to acquire the competing platform Stream in February 2002.

With a portfolio of over 50 different premium and thematic channels in Europe, CANAL+ Group is Europe's largest pay-TV operator with strong and popular brands throughout Europe.

In content production and distribution, performance at StudioCanal was driven by a series of successful film productions and by increased video and DVD sales. Brotherhood of the Wolf, one of France's box-office hits in 2001, opening distribution in the U.S. in January 2002, became 4 weeks later the second largest grossing French language film released in North America over the past two decades. Other successful films include The others, a spanish coprod., Une Hirondelle a fait le printemps and Belphegor.

PUBLISHING

Vivendi Universal's Publishing business reported 7% pro forma EBITDA growth to 827 million euros and 5% pro forma revenue growth to 4.7 billion euros in 2001. Excluding Vivendi


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Universal Publishing's businesses that will be divested, as part of the anticipated sale of the business-to-business and health divisions, pro forma EBITDA growth was 16% and pro forma revenue growth was 8% in 2001. The largest contributors to Publishing's improved results in 2001 were Education world-wide, including Houghton Mifflin, and Games.

Education, including Houghton Mifflin, reported EBITDA growth of 18%. Outside the U.S., Education had a particularly strong year, driven by a very successful back-to-school season in France and Spain, a record year in Brazil. Kids Edutainment Software world-wide (Kids Interactive), posted 20% in growth. Literature and Reference have shown a very good year, too.

Houghton Mifflin's EBITDA grew by 15%. Its strength was driven by the following sectors: High-School publishing (27% growth) and College publishing (8% growth). In addition, the Trade (Literature) division showed over 25% growth due to the Tolkien books. Houghton Mifflin is one of the two publishers selected by California to market its reading programs in all of the state's primary schools.

Games reported strong EBITDA growth of 26%, along with solid revenue growth, driven by new releases (Arcanum, Throne of Darkness, Empire Earth, Diablo 2 expansion pack) and cost discipline. Today, Vivendi Universal is a close #2 world-wide creator of games for the PC market.

TELECOMS

Vivendi Universal's Telecoms business reported pro forma EBITDA growth of 49% to
2.5 billion euros and pro forma revenue growth of 24% to 8 billion euros in 2001. Excluding the results of the acquired Maroc Telecom, which was consolidated for the first time in the second quarter, EBITDA growth was 56% and revenue growth was 26%.

SFR achieved EBITDA growth of 50% and revenue growth of more than 20 %, attributable to 24% customer growth coupled with market share gains in gross and net new customer additions and an increase in both Postpaid and Prepaid ARPU of 1% and 4%, respectively. New services, such as SMS, also contributed to the improved results in 2001. In 2001, the volume of SMS sent by SFR customers more than doubled to almost 1 billion. At year end, SFR had 12.6 million customers (including its subsidiary in La Reunion, a French overseas department) (34% market share), up 2.5 million from one year ago. SFR successfully renegotiated the license fee for the 3G UMTS award down from 4.95 billion euros to 619 million euros during the year plus a 1% annual fee based on UMTS-generated revenues.

Cegetel's fixed line business grew revenue by about 61% in 2001 and narrowed its EBITDA losses during the year. At year end, Cegetel had 2.9 million fixed lines (including 45% of pre-selected lines which is the largest pre-selected base in France), up 500,000 from one year ago. Total voice volume in millions of minutes increased by 56 % year-on-year.

Cegetel Group's consolidated U.S. GAAP net debt fell by 1 billion euros to 1.8 billion euros at year-end 2001 (after payment of the UMTS license fee).

Maroc Telecom reported pro forma EBITDA gains of 33 % on pro forma revenue growth of 14% in 2001.


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INTERNET

Vivendi Universal's Internet Group (Vivendi Universal Net) improved revenue by 36% in 2001, while holding losses flat; achieving excellent profitability considering that VU Net started up 6 new Internet sites in 2001 alone. In a poor macro-economic environment affecting online and all advertising markets, VUNet achieved tight control over its cost base through significant restructuring efforts.

The consolidation of all US Internet properties under VUNet USA led to restructuring of the online music, games and education units. Flipside and Education.com US reported strong EBITDA improvement, offset by start-up losses of GetMusic. MP3.com reported strong EBITDA growth resulting primarily from a reduced cost base.

In Europe, the @viso joint venture and participations were closed and Ad2One is to cease its activities. The business models of several properties were repositioned and subject to headcount reductions: CanalNumedia, Scoot France & Benelux, eBrands, as well as Flipside Europe, following the acquisition of Uproar.

Vizzavi consolidated its position in the European mobile portal market with 6.5 million registered customers in eight countries at year end 2001. Improved business model with higher revenue sharing between Vizzavi and mobile operators, and focus on Vodafone and VU's mobile customers, combined with a cost reduction program (including over 100 headcount reduction announced) across Europe should positively impact results for 2002 onwards.

Overall, the Group focuses on building Internet activities with solid business models close to its core businesses: entertainment (music, games, movies) and education. Specific emphasis is given to non PC-centric, multi-access consumer offerings.

                             BUSINESS COST SYNERGIES

Vivendi Universal continues to aggressively integrate its business units and is on track to achieving its synergy targets.

COST-SAVINGS SYNERGIES

Over all in 2001 Vivendi Universal achieved more than 500 millions euros in cost reductions and cash savings, well ahead of guidance, of which 293 million euros were achieved in EBITDA cost synergies, exceeding its full year target of 200 million euros. The company also generated 114 million euros in CAPEX savings. Thus, overall savings (EBITDA + CAPEX) for 2001 reached 407 million euros. Below EBITDA cost savings reached 173 million euros in finance treasury, including Seagram debt financing savings and tax group restructuring.

A number of increasingly effective transversal teams are now in place, involving operational managers throughout the business units as well as small central teams (e.g., in Logistics & Manufacturing, Purchasing, IT or Real Estate). This infrastructure offers the promise of additional benefits in the months ahead.

Most notable projects in 2001 come from functional overheads (136million euros reduction in 2001), IT expenses (52 million euros reduction) and purchasing (34 million euros). In 2001, important cost savings were made over real estate rationalization and the sale of assets such as aircrafts.

REVENUE-GENERATING SYNERGIES

Intellectual Property Rights: The company has instituted an internal policy through 2002, whereby all Vivendi Universal business units are incentivized to utilize intellectual property resources that are

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available within the company instead of using third parties. This policy is meant to leverage Vivendi Universal's content across all of the company's businesses. Vivendi Universal's business units have the right of first and last refusal to exploit any intellectual property created by another Vivendi Universal business unit.

Vivendi Universal is currently working on multiple revenue-generating synergy projects, focused primarily in three main areas: cross-content combination; cross-marketing activities; and optimization of distribution networks.

- CROSS-CONTENT COMBINATION : Vivendi Universal's business units are leveraging their content and existing franchises to develop new products on other businesses or to develop mixed products combining different assets across the company's businesses. Examples include:

         Games : Universal Interactive (UI) is developing PC or console games based on USG properties. It has changed the business model from producer to publisher to publish and sell worldwide USG properties that before were sold through third parties. UI has developed in 2001 a PC and game boy based on Universal's movie The Mummy Returns. In the next 18 months, UI is also expected to launch games based on Jurassic Park, The Fast and the Furious, The Scorpion King (prequel to The Mummy Returns), The Thing, and The Hulk.

         Soundtracks: Universal Studios Group is focused on using Universal Music artists for original motion picture soundtracks. UMG also compiles and distributes motion picture soundtracks of Universal films through UMG affiliated labels. The number of soundtracks has increased significantly since the creation of Vivendi Universal in December 2000

         U.S. soundtracks in 2002 for upcoming films are How High (Island/Def
         Jam), ET (new re-mastered soundtrack and super audio CD), The Scorpion King, The Bourne Identity and 8Mile. A KEY EXAMPLE OF SYNERGIES: At the time that USG's 8Mile movie, starring Interscope artist Eminem, opens, UMG will release a new Eminem album, singles and a movie soundtrack.

         Education: Vivendi Universal Publishing (VUP) will introduce educational products that teach English as a Foreign Language using Universal properties.

         Knowledge Adventure is also leveraging USG's top priorities by creating edutainment PC products for kids. In 2001, it created educational PC products for children based on Jurassic Park. In 2002, Knowledge adventure is going to release SuperStar Rivals, an entertainment "role-playing" game involving Universal Music rock-stars that will give users the ability to create a music video with music from today's hottest Universal music artists: A-Teens, S Club 7, Smash Mouth, ATC and many more.

         Universal Music Mobile: A new mobile brand, "Universal Music Mobile"
         (UMM) was introduced for young users in the French market associating mobile telephony and entertainment services. UMM is a low-cost direct marketing platform for Cegetel and Universal Music Group with access to customer bases, such as Canal+, CANALSATELLITE, L'Express and SFR. After operating for a full quarter, Universal Music Mobile proved its success and reached its expected target of 200,000 kits sold in France end of December 2001.

- CROSS-MARKETING ACTIVITIES : Vivendi Universal is increasing its cross-marketing activities across its businesses, using media and customer databases.

         CROSS PROMOTION OF CONTENT BUSINESSES : The company utilizes its access and content platforms to promote releases of Universal's music, books, games and films.

         The most significant example is the cross marketing European effort developed around the release of ET - the end of March in the U.S. and the beginning of April in Europe. SFR, Nathan, Anaya, Universal Pictures International Video, Canal+ Group, Universal Music Group, Vivendi Universal Net, Vizzavi, Universal Pictures Franchise Development will participate to ET's European cross marketing development.


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-    OPTIMIZATION OF DISTRIBUTION NETWORKS: Vivendi Universal is better leveraging its distribution networks, either as an opportunity to increase its revenues and to minimize its distribution costs with a broader distribution of its content, or to keep the margins inside the company rather than allocated them to third parties. This approach will be further leveraged in 2002 with Vivendi Universal Entertainment's TV network.

         Given Vivendi Universal's video, games and music products, the company is also in a better position to negotiate revenue-sharing deals with the retailers.

         VIDEO DISTRIBUTION: Studio Canal will utilize Universal Distribution
         (UPI) for VHS and DVD distribution in countries outside of the U.S. Following are the first distribution deals: France (current), Italy (library), UK (library), Benelux (library), Spain and Portugal (library & current); Australia (library), Brazil and Mexico (library).

         THEATRICAL DISTRIBUTION : Studio Canal will likely use Universal International Pictures (UIP) in markets where it does not have operations and will consider using Universal Pictures Distribution for the U.S. market (e.g. Studio Canal released Brotherhood of the Wolf in the U.S. in January via Universal Pictures Distribution).

         TV DISTRIBUTION : Studio Canal and Universal Studios will merge their TV sales team to generate incremental revenue on TV distribution.

         CANAL+ TECHNOLOGIES U.S. DEPLOYMENT : Universal (USG and UMG) is helping CANAL+ Technologies penetrate the U.S. market. As a first example, CANAL+ Technologies entered into a contract with WINfirst - a U.S. cable operator - in 2001. Other contracts are currently under negotiation for 2002.



CONFERENCE CALL Vivendi Universal will host conference calls with analysts, investors and the news media to discuss the Company's 2001 financial results. The media may dial into the analyst call on -a listen-in basis only;

Questions from journalists will be taken during the media call:

MEDIA CONFERENCE CALL: March 5th, 5:30pm Paris time (11:30am EST). Dial in numbers are:

UK Call In Number: 020 8781 0598
International call In Number: + 44 20 8781 0598
US Call In Number: + 1 952 556 2828 and/or + 1 303 224 6999
French Call In Number: + 33 1 5569 5735

ANALYST CONFERENCE CALL: March 5th, 7pm Paris time (1pm EST). Dial in numbers are:

US: +1 3343234002
International: +44 20 8781 0571
France: +33 (0) 1 55 69 57 35
10 MINUTES PRIOR TO THE CALL IN ORDER TO BE CONNECTED

ANALYST CONFERENCE CALL: March 6th, 8:30am Paris time (2:20am EST). Dial in numbers are:

UK: 020 8781 0563 or 020 8240 8246
International : + 44 20 8781 0563 or + 44 20 8240 8246
10 MINUTES PRIOR TO THE CALL IN ORDER TO BE CONNECTED



WEB CAST INFORMATION:
English
http://www.vivendiuniversal.com/vu2/en/events/index.html

Francais
http://www.vivendiuniversal.com/vu2/fr/events/index.html


     CONTACTS :
     MEDIA RELATIONS:                                   INVESTOR RELATIONS:
     PARIS                                              PARIS
     Alain Delrieu                                      Laura Martin
     +33 (1).71.71.1086                                 +33 (1).71.71.1084
     Martine Esquirou                                   Laurence Daniel
     +33 (1).71.71.3120                                 +33 (1).71.71.1233
     Antoine Lefort                                     NEW YORK
     +33 (1).71.71.1180                                 Laura Martin
                                                        +(1) 212.572.7416

     NEW YORK                                           Eileen McLaughlin
     Anita Larsen                                       +(1) 212.572.8961
     +(1) 212.572.1118
     Mia Carbonell
     +(1) 212.572.7556

IMPORTANT NOTE TO READERS:

Attached to this press release are charts covering Vivendi Universal's Earnings Summary, Reconciliation of Net Income to U.S. GAAP, Business Segment Results and a document titled "Ten Important Accounting Answers."

                                VIVENDI UNIVERSAL

EARNINGS SUMMARY
(French GAAP Basis)

                                                                           Twelve Months Ended
                                                                               December 31,
                                                                       2001                   2000(1)
                                                                     -------                  -------
                                                                          (In millions of euros)

REVENUES                                                             E57,360                  E41,580
                                                                    ========                   ======

OPERATING INCOME                                                      E3,795                   E1,823
Financial expenses, net                                               (1,928)                    (762)
                                                                     -------                  -------
INCOME BEFORE EXCEPTIONAL ITEMS, INCOME TAXES,
 GOODWILL AMORTIZATION, EQUITY INTEREST AND MINORITY                   1,867                    1,061
 INTEREST
Exceptional items , net                                                2,365                    3,812
Income tax expense                                                    (1,579)                  (1,009)
                                                                     -------                  -------
INCOME BEFORE GOODWILL AMORTIZATION, EQUITY INTEREST
 AND MINORITY INTEREST                                                 2,653                    3,864
Equity in losses of unconsolidated companies                            (453)                    (306)
Goodwill amortization                                                (15,203)                    (634)
                                                                     -------                  -------
INCOME (LOSS) BEFORE MINORITY INTEREST                               (13,003)                   2,924
Minority interest                                                       (594)                    (625)
                                                                     -------                  -------
NET INCOME (LOSS) - FRENCH GAAP                                     E(13,597)                  E2,299
                                                                    ========                   ======

(1) Restated to reflect Changes in Accounting Principles and Financial Statement Presentation adopted in 2001.

RECONCILIATION OF NET INCOME TO U.S. GAAP

                                                            Twelve Months Ended
                                                               December 31,
                                                      2001                       2000
                                                     -------                    ------
                                                          (In millions of euros)

NET INCOME (LOSS) - FRENCH GAAP                      E(13,597)                  E2,299

ADJUSTMENTS TO CONFORM TO U.S. GAAP:
 Business combinations and goodwill                    13,067                     (263)
 Intangible assets                                        (62)                    (106)
 Financial instruments                                    316                      105
 Employee benefit plans                                   (33)                    (108)
 Impairment                                                (1)                     (23)
 Other                                                   (290)                     (46)
 Tax effect on adjustments                               (535)                      50
                                                     -------                    ------
NET INCOME (LOSS) - U.S. GAAP (1)                    E(1,135)                   E1,908
                                                     =======                    ======

(1) Under U.S. GAAP, net income includes a E0.8 billion gain on the sale of BSkyB to a Qualifying Special Purpose Entities, the proceeds of which served to reduce debt by approximately E4 billion. Additionally, net income includes a E0.4 billion gain from the sale of AOL Europe to a financial institution, the proceeds of which also reduced debt by approximately a E0.7 billion. This transaction is viewed as a sale under both U.S. and French GAAP.

BUSINESS SEGMENT RESULTS

                                                                   Year Ended December 31,

                                                          Actual                       Pro Forma (2)                    %
                                                   2001           2000(1)          2001            2000              Change
                                                  -------         -------         -------         -------            ------
                                                         (In millions of euros)
REVENUES
         Music                                     E6,560            E495          E6,560          E6,611               -1%
         Publishing                                 4,286           3,540           4,722           4,497                5%
         Universal Studios Group                    4,938             194           4,938           4,741                4%
         CANAL+ Group & Other                       4,563           4,054           4,563           4,054               13%
         Telecoms                                   7,639           5,270           7,977           6,458               24%
         Internet                                     129              48             184             135               36%
                                                  -------         -------         -------         -------            ------
         Media & Communications                    28,115          13,601          28,944          26,496                9%
         Environmental Services                    29,094          26,294          29,094          26,294               11%
         Non-core businesses                          151           1,685             151             261             -42%
                                                  -------         -------         -------         -------            ------
TOTAL VIVENDI UNIVERSAL                           E57,360         E41,580         E58,189         E53,051               10%
                                                  =======         =======         =======         =======            =======

RECONCILIATION OF MEDIA & COMMUNICATIONS
EBITDA (3) TO OPERATING INCOME
         Music                                     E1,158             E94          E1,158          E1,157                0%
         Publishing                                   817             493             827             770                7%
         Universal Studios Group                      653              (4)            653             241              171%
         CANAL+ Group & Other                         571             530             571             530                8%
         Telecoms                                   2,307           1,131           2,450           1,642               49%
         Internet                                    (209)           (183)           (210)           (207)             -1%
                                                  -------         -------         -------         -------            ------
                                                    5,297           2,061           5,449           4,133               32%
         Holding & Corporate                         (261)           (137)           (261)           (250)             -4%
                                                  -------         -------         -------         -------            ------
MEDIA & COMMUNICATIONS EBITDA                       5,036           1,924           5,188           3,883               34%
Less: Depreciation & amortization                   2,605           1,329           2,682           2,210               21%
         Film amortization at CANAL+ Group            223             142             223             142               57%
         Book plate amortization at VUP                49              36              78              95             -18%
         Other one-time items (4)                     192             456             192             440             -56%
         Restructuring charges                        129              --             129              --               NA
                                                  -------         -------         -------         -------            ------
MEDIA & COMMUNICATIONS OPERATING INCOME            E1,838           E(39)          E1,884            E996               89%
                                                  =======         =======         =======         =======            =======
OPERATING INCOME
         Music                                       E719             E86            E719            E726              -1%
         Publishing                                   479             172             448             388               15%
         Universal Studios Group                      300             (13)            300               7               NA
         CANAL+ Group & Other                        (374)           (341)           (374)           (341)            -10%
         Telecoms                                   1,330             464           1,418             776               83%
         Internet                                    (290)           (195)           (301)           (238)            -26%
                                                  -------         -------         -------         -------            ------
                                                    2,164             173           2,210           1,318               68%
         Holding & Corporate                         (326)           (212)           (326)           (322)             -1%
                                                  -------         -------         -------         -------            ------
         Media & Communications                     1,838             (39)          1,884             996               89%
         Environmental Services                     1,964           1,589           1,964           1,589               24%
         Non-core businesses                           (7)            273              (7)             21            -133%
                                                  -------         -------         -------         -------            ------
TOTAL VIVENDI UNIVERSAL                            E3,795          E1,823          E3,841          E2,606               47%
                                                  =======         =======         =======         =======            =======

(1) Restated to reflect Changes in Accounting Principles and Financial Statement Presentation adopted in 2001.

(2) The pro forma information illustrates the effect of the merger between Vivendi, Seagram and Canal Plus, the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com and the disposition of certain interests in Sithe and France Loisirs, as if these transactions had occurred at the beginning of 2000. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired or disposed businesses in each year presented and include no other adjustments. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2000.

(3) As defined by Vivendi Universal, EBITDA consists of operating income before depreciation, amortization (including film amortization at CANAL+ Group and book plate amortization at VUP), restructuring charges and other one-time items (principally reorganization costs at CANAL+ Group), and does not reflect adjustment for any minority interests in fully consolidated subsidiaries. EBITDA is presented and discussed because Vivendi Universal management considers it an important indicator of the operational strength and performance of its Media and Communications businesses, including the ability to provide cash flows to service debt and fund capital expenditures. However, it should be noted that EBITDA is not a substitute for operating income, net income, cash flows and other measures of financial performance and Vivendi Universal EBITDA may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

(4) Other one-time items primarily related to reorganization costs at CANAL+ Group.



ABOUT VIVENDI UNIVERSAL

MEDIA AND COMMUNICATIONS AND ENVIRONMENTAL SERVICES: The media and communications business is divided into five business segments: Music, Publishing, TV and Film, Telecoms and Internet. THE MUSIC business is conducted through Universal Music Group, the world's leading music company, which develops, acquires, manufactures, markets and distributes recorded music through wholly owned operations or licensees in 63 countries around the world. Universal Music Group's other businesses also include one of the world's largest music publishing companies, which involves the acquisition of rights to, and licensing of, musical compositions. THE PUBLISHING business is a worldwide content leader in its core markets: publishing, including education, reference and literature, games, and consumer press. It provides content across multiple platforms, including print, multimedia, on the wired Internet and to PDAs (Personal Digital Assistants) via WAP (Wireless Application Protocol) technology. THE TV & FILM business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay-TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. THE TELECOMS business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. THE INTERNET business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. VIVENDI ENVIRONNEMENT is a 63-percent owned subsidiary of Vivendi Universal, which operates the environmental services business, with operations around the globe.

FORWARD LOOKING STATEMENTS - IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.

                                       ###

                        TEN IMPORTANT ACCOUNTING ANSWERS
                   VIVENDI UNIVERSAL: MEDIA AND COMMUNICATIONS

In order to provide full disclosure of our off balance sheet financing as well as other matters, we have created the following document. This document addresses the most frequently asked accounting questions in the markets and press since the beginning of 2002.

M&C OFF BALANCE SHEET FINANCING OVERVIEW

   -  Philosophically, VU prefers to keep its obligations on the balance sheet.

   - Even if this were not VU's philosophy, the requirements of US GAAP and French GAAP make off-balance sheet reporting difficult. Generally, off balance sheet structures allowed under US GAAP are not allowed under French GAAP and vice versa.

   - An important benefit of both US/French GAAP reporting is the transparency that the combined reporting creates.

1. M & C OFF BALANCE SHEET STRUCTURES

VU's firm policy is to avoid paying a premium in order to get an asset off the balance sheet. Therefore, historically, off balance sheet structures have only been used if they ADD economic value (lower financing costs, minimization of risk, satisfaction of regulatory requirements, etc).

   - FILM FINANCING: As a result of VU's policy, a preexisting Seagram film financing facility ($1.2 billion minority interest financing structure disclosed in Note 1 to Seagram's financial statements) was cancelled and paid in 2001 due to its high cost. Its refinancing occurred through increasing VU's debt.

VU CURRENTLY HAS ONLY TWO OFF-BALANCE SHEET FINANCING VEHICLES:

   - BSKYB: VU has two qualifying special purpose entities (QSPEs) associated with the sale of 400 million BSkyB shares.

      - ECONOMIC OBJECTIVE: The BSkyB transaction provided lower financing costs and permitted VU to negotiate an extension of the BSkyB divestiture deadline imposed by the EEC by more than four years.

      - RESULT: Creation of the QSPE resulted in removing the overhang of BSkyB shares and BSkyB's 20 day average price increased by 22% just after the transaction occurred.

      - TRANSACTION STRUCTURE: VU gave up its shareholder rights when the BSkyB shares were transferred to the QSPEs. In addition, an irrevocable mandate to sell the shares before 2006 was given to Morgan Grenfell. Vivendi Universal also entered into a total return swap agreement, which expires on October 8, 2005. To the extent that the shares of BSkyB remain held by the QSPE's and are not sold to a third party, Vivendi Universal retains the financial risk or benefit associated with BskyB's market value until September 2005.

-  REAL ESTATE ASSETS

VU sold virtually all of its real estate and hotel assets in 1999. In 1995, VU had 150 SPE's and today there are only two blocks of properties left -- Philip Morris and Berlin. These properties and the related debt are off-balance sheet in French GAAP but included as debt under US GAAP.

   - The first entity relates to three towers located in La Defense sold in 1996 to Philip Morris. The term of the lease is 30 years and Vivendi Universal can exercise a purchase option in 2011 and in 2022. These assets have a market value of around E 500 million net of impairment, and corresponding debt of approximately the same level.

   - The second entity relates to three buildings (Anthropolis, Lindencorso and Quartier 207) in Berlin, which were sold in 1996 to a pool of individual investors under a tax-leveraged scheme. The term of the Lindencorso lease is 30 years and those of Anthropolis and Quartier 207 leases are 20 years. VU can exercise a purchase option 10 years before the maturity of the leases. The market value of the assets is currently around E300 million, net of impairment. The assets are financed by debt of approximately E700 million. The negative difference between Vivendi Universal's rental obligation under the leases and the market rent has been accrued.

2.  ASSET SECURITIZATIONS

M&C has two asset securitizations. Both are on the balance sheet and included in the debt line. In both cases, the average cost of funds is much below VU's usual cost of funding, due to diversification and mitigation of risks and to tax benefits for investors.

   -  Cegetel: an annual program. Customer receivables (around E300 million).

   - Canal+: an annual program. Acceleration of subscriber fee collection (around E300 million).

Note: At Vivendi Environment, there are several securitizations, including Dalkia (E860 million), Vivendi Water (E790 million in France). VE had also obtained financing through "Dailly" up to approximately E510 million. All of these securitizations are recorded on the balance sheet.

3. LEASES

Vivendi Universal has entered into lease arrangements whereby it rents office buildings, facilities and equipment.

   - Operating leases are expensed.

   - Capital leases are included as debt in the financial statements.

   - VU does not maintain synthetic tax advantaged lease structures due to its tax loss carryforward position in France.

4. NON-RECOURSE LOANS

VU's firm policy in the theme park business is to limit its liability by sharing project risk through the use of partnerships and non-recourse financing. Such partnerships are accounted for as equity investments and include the Orlando theme park (VU owns 50%), which has $1.4 billion of non-recourse debt. VU collects management fees, despite this non-recourse debt structure.

5. STOCK PRICE GUARANTEES

VU's firm policy is not to give contingent value rights (CVRs) when making acquisitions. VU has one CVR today, that it inherited from Seagram. This CVR relates to Seagrams' acquisition of Rondor. Rondor's purchase price was paid for through $12.5 million in cash plus 4.8 million Seagram shares. Seagram committed to compensate Rondor's former shareholders if VU's share price falls below $37.50 for ten consecutive days (which has not occurred to date). VU's potential liability under this contingency is approximately $220 million, a substantial portion of which ($130 million) was recorded as a preacquisition liability of VU when it purchased Seagram.

6. AOL EUROPE (AOLE)

In March 2001, VU announced a deal with America Online, Inc., under which Cegetel and Canal+ swapped their interest in the AOL France joint-venture for AOL Europe shares. They received junior preferred shares of AOL Europe valued at $725 million, paying a 6% annual dividend. These preferred shares were sold in June 2001 to a financial institution for $719 million.

In connection with the sale of these shares, VU entered into a total return swap agreement with a financial institution which expires on March 31, 2003. Under the terms of this agreement, VU retains the financial risk if AOLE's net available value is below $812 million as of March 31, 2003. Current brokerage firm estimates are significantly above this amount.

7. TREASURY STOCK

At December 31, 2001 VU held 107 million of its shares (9.9% of the capital), having a gross value of E6.8 billion.

   -  On January 7, 2002 VU sold 55 million treasury shares at E60/share.

   - In the first half of 2002, 37.2 million shares will be delivered to Liberty Media for the acquisition of USA Networks.

After the USA Networks acquisition and certain purchases at the beginning of the year, VU will hold enough shares to meet the obligations (21 million shares) of certain employee stock options plans between 1997 and 2000. 2001 and other plans are covered by calls corresponding to 22 million shares. VU also owns puts covering 20 million shares.

8. CONSOLIDATION OF CEGETEL AND MAROC TELECOM

   - Under US GAAP, investments in companies that are more than 50% owned are generally consolidated.

   - Under US GAAP, investments in companies that are less than 50% owned are typically accounted for as either equity investments or cost investments.

   - However, US GAAP requires consolidation by whatever company manages the assets, controls the board of directors and possesses majority voting control. VU is required under US (and French) GAAP to consolidate Cegetel and Maroc Telecom, since they meet these criteria.

   - At the end of 2003, if the Kingdom of Marocco does not place an additional 16% interest in Maroc Telecom with a third party investor, or VU exercises preemption rights, puts/calls may be exercised between the parties at then fair market value.

   - US regulators reviewed the Cegetel accounting during the initial listing of VU.

9. EXCHANGEABLE DEBT

VU issues, from time to time, exchangeable debt, which can be settled in cash or stock, at the option of the holder. In certain instances, the holder will be paid a premium if settled in cash instead of stock. If the stock underlying the issuance is significantly reduced in value, VU accrues the premium.

10. DEBT COVENANTS

Debt covenants are standard.